SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 (TE), LLC; SCM SPECIAL FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MPF
 DEWAAY PREMIER FUND, LLC; MPF-NY 2005, LLC; MACKENZIE PATTERSON FULLER, INC.;
                               AND C.E. PATTERSON
                                    (Bidders)

                                 SHARES OF SHARE
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                  Transaction                    Amount of
                  Valuation*                     Filing Fee
                  ----------                     ----------

                $3,150,000.00                     $370.76

* For purposes of calculating the filing fee only. Assumes the purchase of 1,400,000 Shares at a purchase price equal to $2.25 per Share in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                  AMENDMENT TO FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; SCM Special Fund, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF DeWaay Premier Fund, LLC; MPF-NY 2005, LLC (collectively the "Purchasers") to purchase up to 1,400,000 shares of common stock (the "Shares") in BellaVista Capital, Inc., a Maryland corporation (the "Company"), the subject company, at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between June 22, 2005 (the "Offer Date") and July 22, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The final amendment filed August 2, 2005, misstated the allocation of shares pursuant to the Offer. MPF Flagship Fund 9, LLC was not the correct purchaser of 124,408 shares; rather, MPF DeWaay Premier Fund, LLC is the correct purchaser of those shares. No other information has changed.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2005

Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; SCM Special Fund, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF DeWaay Premier Fund, LLC; MPF-NY 2005, LLC


By:  /s/ Chip Patterson
     ------------------
     Chip Patterson, Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.


By:  /s/ Chip Patterson
     ------------------
     Chip Patterson, Vice President

C.E. PATTERSON


/s/ C.E. Patterson
------------------